Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

September 25, 2023

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 20, 2023, related to the Company’s proposal to privately offer warrants to its shareholders following effectiveness of the Registration Statement but prior to the listing of its shares on the NYSE.

1.	From a legal standpoint, the Company must offer warrants to the whole class of shareholders, including the sponsor, in order to satisfy Section 18(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). The language in Section 18(d) is that the warrants would need to be “issued exclusively and ratably to a class or classes of the company’s security holders …”

Response: The Company acknowledges the Staff’s comment and confirms that, in accordance with Section 18(d) of the 1940 Act, the warrants will be offered to all the Company’s shareholders, including the Company’s sponsor, Destiny XYZ, Inc., in proportion to each shareholder’s ownership of the Company’s common stock in conformity with Section 18(d).

2.	As for the cashless exercise option, the Staff does not think this fits within Section 23(a) of the 1940 Act, which requires that “no registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities …”

Karen Rossotto, Senior Counsel September 25, 2023 Page 2

Response: The Company respectfully advises the Staff that it does not agree that the cashless exercise option would violate Section 23(a) of the 1940 Act because, in the event that warrants are exercised pursuant to the cashless exercise feature, the Company’s common stock would be issued in exchange for outstanding warrants held by shareholders. Pursuant to the warrant agreement that each holder would execute, each warrant holder would be able to exercise his/her warrants 1) by paying an amount of cash equal to the exercise price of the warrants, or 2) pursuant to the cashless exercise option, whereby warrant holders will receive an amount of shares of the Company’s common stock equal to a pre-determined formula as set forth in the warrant agreement. The specific formula would be as follows:

   X =  Y (A-C)

A

Where	X =	the number of shares of Common Stock to be issued to the Warrant Holder

	Y =	the number of shares of Common Stock being exercised under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled

	A =	the closing price of the Common Stock on the New York Stock Exchange

	C =	Warrant Exercise Price

In either scenario described above, the issuance of shares would comply with Section 23(a). With respect to the cashless exercise option, if a holder were to submit an exercise request using the cashless exercise feature, he/she would acquire shares in exchange for the requisite number of warrants necessary to acquire such shares. The warrants themselves give the holders the right to acquire shares, either in cash or through the cashless exercise feature. As previously communicated to the Staff, the cashless exercise feature is only available if the closing market price exceeds the exercise price during the exercise period. If the closing market price is equal to and is less than the exercise price, the cashless exercise feature would not be available. Issuing shares of common stock in exchange for warrants, which are outstanding securities, is permissible under Section 23(a).

For example, assume warrant holder #1 holds 100 warrants to acquire 100 shares and exercises their rights by paying the exercise price in cash and warrant holder #2 holds 100 warrants to acquire 100 shares and exercises their rights via the cashless exercise option pursuant to the formula above. Further assume that the exercise price is $10.00 per share and the closing market price is $15.00 per share on a date within the exercise period. If warrant holder #1 decides to exercise 50 of their warrants, they would acquire 50 shares in exchange for $500 in cash. Following the transaction, warrant holder #1 would hold 50 warrants. If warrant holder #2 decides to exercise 50 of their warrants, they would acquire 16.67 shares in exchange for the 50 warrants. Following the transaction, warrant holder #2 would hold 50 warrants.

Karen Rossotto, Senior Counsel September 25, 2023 Page 3

In both scenarios above, the warrant holder is exchanging either cash or securities for the shares exercisable pursuant to the warrants. Section 23(a) on its face is clear that shares issuable in exchange for cash or securities are permitted by a registered closed-end fund.

It is worth noting that the cashless exercise option, while beneficial to the warrant holders in the event the market price of the Company’s common stock trades at a premium to the exercise price, is less dilutive to the Company’s shareholders who do not participate in the warrant offering or do not otherwise exercise their warrants, because the number of shares issued in connection with the cashless exercise option (as illustrated above) will necessarily be less than the number of shares issued if the warrant exercise price was instead paid in cash.

3.	In addition, the Staff questions whether $0.05 per warrant is adequate consideration for the warrants. If not, they are being issued for something other than cash.

Response: The Company respectfully advises the Staff that there is no statutory requirement that consideration be “adequate” nor are we aware of guidance that would define what is and what is not adequate. Because of the limitations contained in Section 18(d) of the 1940 Act, which, for example, limit the exercise period to 120 days, coupled with the fact that the Company’s shares have no history of public trading and may trade at a discount following listing, the Company believes that the offering price of $0.05 per warrant is reasonable. In addition, since the offering will be made to all holders of the Company’s shares at the time of the offering and will be made ratably to all shareholders, there is less potential for dilution to shareholders.

* * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Jay Williamson, Securities and Exchange Commission
David Manion, Securities and Exchange Commission